CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2014
(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
August 12, 2014	August 12, 2014

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2014	2013	2014	2013

Revenues	6	$66,927	$48,372	$132,223	$115,442

Cost of sales (excludes depletion, depreciation and amortization)	11	42,727	23,891	77,997	48,161
Gross margin		24,200	24,481	54,226	67,281
Depletion, depreciation and amortization	3	14,699	10,198	28,104	18,394
Mine operating earnings		9,501	14,283	26,122	48,887

General and administrative expenses	7	4,938	5,798	9,913	13,259
Share-based payments		2,678	4,067	5,326	8,472
Accretion of decommissioning liabilities		205	147	407	274
Foreign exchange loss		640	88	694	734
Operating earnings		1,040	4,183	9,782	26,148

Investment and other income (loss)	8	10,625	(2,681)	13,522	9,277
Finance costs		(1,990)	(480)	(3,233)	(1,004)
Earnings before income taxes		9,675	1,022	20,071	34,421

Income taxes
Current income tax expense		2,398	303	6,369	1,463
Deferred income tax (recovery) expense		(313)	559	132	6,281
		2,085	862	6,501	7,744
Net earnings for the period		$7,590	$160	$13,570	$26,677

Earnings per common share
Basic		$0.06	$0.00	$0.12	$0.23
Diluted		$0.06	$0.00	$0.12	$0.23

Weighted average shares outstanding
Basic	9	117,490,053	116,921,685	117,359,468	116,908,525
Diluted	9	117,622,304	117,323,403	117,545,365	117,543,792

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer	Director	Douglas Penrose	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Net earnings for the period	$7,590	$160	$13,570	$26,677

Other comprehensive loss

Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	(330)	(1,588)	(312)	(1,655)
Reclassification of impairment on available for sale investments	275	1,000	275	1,000

Other comprehensive loss	(55)	(588)	(37)	(655)

Total comprehensive income (loss) for the period	$7,535	$(428)	$13,533	$26,022

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(tabular amounts are expressed in thousands of United States dollars - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2014	2013	2014	2013
OPERATING ACTIVITIES
Net earnings for the period		$7,590	$160	$13,570	$26,677
Adjustments for:
Share-based payments		2,678	4,067	5,326	8,472
Depletion, depreciation and amortization		14,875	10,410	28,449	18,794
Accretion of decommissioning liabilities		205	147	407	274
(Gain) loss from silver futures and marketable securities	8	(251)	5,864	(1,461)	7,010
Loss (gain) and fair value adjustment on prepayment facility	16	3,652	(1,478)	2,074	(6,328)
Income tax expense		2,085	862	6,501	7,744
Finance costs		1,990	480	3,233	1,004
Litigation proceeds	23	-	14,127	-	14,127
Reversal of deferred litigation gain	23	(14,127)	-	(14,127)	-
Write-down of marketable securities	8	275	-	275	1,000
Unrealized foreign exchange loss and other		8	165	86	894
Operating cash flows before movements in working capital and income taxes		18,980	34,804	44,333	79,668
Net change in non-cash working capital items	21	16,083	(5,199)	12,251	(3,972)
Income taxes paid		(7,558)	(3,731)	(9,784)	(4,941)
Cash generated by operating activities		27,505	25,874	46,800	70,755

INVESTING ACTIVITIES
Expenditures on mining interests		(15,631)	(24,873)	(36,968)	(48,563)
Acquisition of property, plant and equipment		(10,947)	(25,086)	(15,277)	(44,652)
Deposits paid for long-term assets		(1,758)	(299)	(1,837)	(5,370)
Realized (loss) gain on silver futures		-	(5,412)	942	(5,769)
Proceeds from disposal of marketable securities		-	-	-	23
Cash used in investing activities		(28,336)	(55,670)	(53,140)	(104,331)

FINANCING ACTIVITIES
Proceeds from prepayment facility	16	30,000	-	30,000	-
Repayment of prepayment and debt facilities		(2,063)	-	(4,938)	(500)
Proceeds from sale-and-leasebacks		3,705	4,321	3,705	8,958
Repayment of lease obligations		(4,101)	(2,218)	(8,369)	(4,309)
Finance costs paid		(1,929)	(480)	(2,664)	(1,004)
Proceeds from exercise of stock options	18 (a)	375	180	938	1,089
Shares repurchased and cancelled	18 (d)	(369)	(2,403)	(369)	(2,403)
Cash generated by (used in) financing activities		25,618	(600)	18,303	1,831

Effect of exchange rate on cash and cash equivalents held in foreign currencies		359	(730)	(34)	(922)
Increase (decrease) in cash and cash equivalents		24,787	(30,396)	11,963	(31,745)
Cash and cash equivalents, beginning of period		41,548	110,050	54,765	111,591
Cash and cash equivalents, end of period		$66,694	$78,924	$66,694	$78,924

Cash		$64,511	$69,356	$64,511	$69,356
Short-term investments		2,183	9,568	2,183	9,568
Cash and cash equivalents, end of period		$66,694	$78,924	$66,694	$78,924

Supplemental cash flow information	21

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2014 AND DECEMBER 31, 2013
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Note	June 30, 2014	December 31, 2013
Assets

Current assets
Cash and cash equivalents		$66,694	$54,765
Trade and other receivables	10	17,986	22,045
Inventories	11	24,234	26,785
Other financial assets	12	3,425	4,177
Prepaid expenses		1,989	1,761
Assets held-for-sale	13 (i)	3,746	-
Total current assets		118,074	109,533

Non-current assets
Mining interests	13	475,762	448,440
Property, plant and equipment	14	290,689	291,326
Deposits on long-term assets		5,705	5,653
Deferred tax assets		666	-
Total assets		$890,896	$854,952

Liabilities and Equity

Current liabilities
Trade and other payables	15	$33,534	$34,534
Current portion of prepayment facility	16	23,010	17,874
Current portion of lease obligations	17	13,399	15,993
Income taxes payable		2,044	8,322
Total current liabilities		71,987	76,723

Non-current liabilities
Prepayment facility	16	48,911	26,342
Lease obligations	17	18,227	20,297
Decommissioning liabilities		12,582	12,096
Other liabilities		2,320	-
Deferred tax liabilities		143,876	134,622
Deferred gain on litigation	23	-	14,127
Total liabilities		297,903	284,207

Equity
Share capital	18 (a)	429,788	425,707
Equity reserves	19	51,363	46,543
Retained earnings		111,842	98,495
Total equity		592,993	570,745

Total liabilities and equity		$890,896	$854,952

Commitments (Note 13, Note 20(d)(i))
Contingent liabilities (Note 22)
Subsequent events (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(tabular amounts are expressed in thousands of United States dollars, except share amounts - unaudited)

	Share Capital			Equity Reserves
			Share-	Available	Foreign	Total
			based	for sale	currency	equity	Retained	Total
	Shares	Amount	payment	revaluation	translation	reserves	earnings	equity

Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525
Net earnings	-	-	-	-	-	-	26,677	26,677
Other comprehensive loss	-	-	-	(655)	-	(655)	-	(655)
Share-based payments, net of related tax benefits (Note 19)	-	-	8,153	-	-	8,153	-	8,153
Shares issued for exercise of options	280,000	1,089	-	-	-	-	-	1,089
Shares repurchased and cancelled (Note 18(d))	(215,000)	(782)	-	-	-	-	(1,621)	(2,403)
Transfer of equity reserve upon exercise of options	-	463	(463)	-	-	(463)	-	-
Balance at June 30, 2013	116,821,840	$424,728	$41,302	$(2,740)	$(308)	$38,254	$163,404	$626,386

Balance at December 31, 2013	117,024,840	$425,707	$47,069	$(218)	$(308)	$46,543	$98,495	$570,745
Net earnings	-	-	-	-	-	-	13,570	13,570
Other comprehensive loss	-	-	-	(37)	-	(37)	-	(37)
Share-based payments, net of related tax benefits (Note 19)	-	-	5,326	-	-	5,326	-	5,326
Shares issued for:
Exercise of options (Note 18(b))	220,000	938	-	-	-	-	-	938
Acquisition of mining interests (Note 13(e))	293,784	2,820	-	-	-	-	-	2,820
Shares repurchased and cancelled (Note 18(d))	(40,000)	(146)	-	-	-	-	(223)	(369)
Transfer of equity reserve upon exercise of options	-	469	(469)	-	-	(469)	-	-
Balance at June 30, 2014	117,498,624	$429,788	$51,926	$(255)	$(308)	$51,363	$111,842	$592,993

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2013 and note 3 below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2013, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

Statement of Consolidation and Presentation

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities and the prepayment facility. All dollar amounts presented are in United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s interim consolidated financial statements.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued) Accounting Policies Adopted Effective January 1, 2014 (continued)

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments were effective January 1, 2014 and were applied retrospectively. The adoption of this standard did not have a significant impact on the Company’s interim consolidated financial statements.

Future Changes in Accounting Policies

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Change in Accounting Estimates Effective January 1, 2014

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated. The effect of this change in the adjustment period during the three months ended March 31, 2014 was a reduction in depletion, depreciation and amortization expense of approximately $1.5 million. The effect of this change subsequent to the adjustment period is not disclosed as it is impractical to estimate.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of certain financial instruments and derivatives; valuation of share- based payments; and income taxes.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include: functional currency of the Company’s operations; economic recoverability and the probability of future economic benefits of exploration, evaluation and development cost; and determination of the commencement of commercial production and when production levels intended by management are achieved.

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including five operating segments located in Mexico, one development project in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré, silver-lead and silver-zinc concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not generally allocated to the segments. Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended June 30, 2014					Three Months Ended June 30, 2013

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
		Cost of	and	earnings	Capital		Cost of	and	earnings	Capital
	Revenue	sales(1)	amortization	(loss)	expenditures	Revenue	sales(1)	amortization	(loss)	expenditures
Mexico
La Encantada	$24,458	$12,786	$3,447	$8,225	$6,805	$22,042	$9,852	$2,717	$9,473	$6,390
La Parrilla	18,404	9,009	4,170	5,225	4,073	16,415	10,110	3,494	2,811	10,468
Del Toro	14,255	12,623	3,931	(2,299)	6,924	7,595	3,835	1,226	2,534	23,480
San Martin	11,121	5,749	1,583	3,789	3,203	8,035	4,105	832	3,098	7,362
La Guitarra	3,320	2,302	1,817	(799)	2,467	3,199	1,973	1,530	(304)	4,781
La Luz	-	-	-	-	413	-	-	-	-	1,014
Canada
Coins and Bullion Sales	164	197	-	(33)	-	849	791	-	58	-
Europe
Silver Sales	34,023	38,948	-	(4,925)	-	28,882	27,219	-	1,663	-
Corporate and Eliminations	(38,818)	(38,887)	(249)	318	333	(38,645)	(33,994)	399	(5,050)	818
Consolidated	$66,927	$42,727	$14,699	$9,501	$24,218	$48,372	$23,891	$10,198	$14,283	$54,313

	Six Months Ended June 30, 2014					Six Months Ended June 30, 2013

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
		Cost of	and	earnings	Capital		Cost of	and	earnings	Capital
	Revenue	sales(1)	amortization	(loss)	expenditures	Revenue	sales(1)	amortization	(loss)	expenditures
Mexico
La Encantada	$46,438	$22,526	$6,322	$17,590	$12,620	$45,841	$19,863	$5,329	$20,649	$11,699
La Parrilla	38,241	17,332	8,796	12,113	10,099	39,520	19,491	6,860	13,169	23,972
Del Toro	28,351	22,640	6,397	(686)	14,778	7,595	3,835	1,226	2,534	36,342
San Martin	17,967	10,329	3,023	4,615	10,330	14,470	8,763	1,769	3,938	10,705
La Guitarra	7,854	4,779	3,511	(436)	9,737	7,150	4,715	2,748	(313)	8,962
La Luz	-	-	-	-	856	-	-	-	-	1,678
Canada
Coins and Bullion Sales	540	600	-	(60)	1	1,668	1,490	-	178	3
Europe
Silver Sales	63,719	70,932	-	(7,213)	-	79,827	65,143	-	14,684	-
Corporate and Eliminations	(70,887)	(71,141)	55	199	785	(80,629)	(75,139)	462	(5,952)	3,378
Consolidated	$132,223	$77,997	$28,104	$26,122	$59,206	$115,442	$48,161	$18,394	$48,887	$96,739

(1)	Cost of sales excludes depletion, depreciation and amortization

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

5.	SEGMENTED INFORMATION (continued)

	At June 30, 2014		At December 31, 2013
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
Mexico
La Encantada	$151,838	$42,892	$145,596	$37,872
La Parrilla	200,747	26,659	203,384	29,003
Del Toro	213,300	39,544	202,526	44,858
San Martin	109,230	34,869	107,553	35,728
La Guitarra	134,381	33,515	130,910	30,884
La Luz	31,550	237	30,721	364
Canada
Coins and Bullion Sales	441	42	725	28
Europe
Silver Sales	17,125	149	21,126	4,424
Corporate and Eliminations	32,284	119,996	12,411	101,046
Consolidated	$890,896	$297,903	$854,952	$284,207

6.	REVENUES

The revenues of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Gross revenue from payable metals:
Silver	$59,471	$45,277	$116,867	$110,454
Gold	3,124	2,385	7,382	4,653
Lead	8,212	4,994	15,546	8,059
Zinc	2,119	1,808	4,202	2,905
Other	78	613	106	1,082
Gross revenue	$73,004	$55,077	$144,103	$127,153
Less: refining & smelting costs	(6,077)	(6,705)	(11,880)	(11,711)
Revenues	$66,927	$48,372	$132,223	$115,442

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Corporate administration	$1,348	$1,983	$2,770	$3,853
Salaries and benefits	2,097	2,428	4,352	5,966
Audit, legal and professional fees	1,008	779	1,839	2,221
Filing and listing fees	121	167	236	353
Directors fees and expenses	188	229	371	466
Depreciation	176	212	345	400
	$4,938	$5,798	$9,913	$13,259

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

8.	INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income or loss are comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Gain from First Silver litigation (Note 23)	$14,127	$559	$14,127	$559
(Loss) gain from fair value adjustment of prepayment facility (Note 16)	(3,781)	1,478	(2,356)	6,328
(Loss) gain from investment in silver futures (Note 12(c))	-	(4,467)	1,102	(5,287)
Gain (loss) from investment in marketable securities (Note 12(a))	251	(1,397)	359	(1,723)
Interest income and other	303	453	428	576
Gain from value added tax settlement	-	711	137	711
Write-down of marketable securities (Note 12(b))	(275)	-	(275)	(1,000)
Termination fee from Orko acquisition, net of costs	-	(18)	-	9,113
	$10,625	$(2,681)	$13,522	$9,277

(a)	Termination Fee from Orko Acquisition

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of related professional fees, legal and underwriter costs incurred in 2013, the Company recognized a gain of $9.1 million in other income in 2013.

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three and six months ended June 30, 2014 and 2013 are based on the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net earnings for the period	$7,590	$160	$13,570	$26,677

Weighted average number of shares on issue - basic	117,490,053	116,921,685	117,359,468	116,908,525
Adjustment for stock options	132,251	401,718	185,897	635,267
Weighted average number of shares on issue - diluted(1)	117,622,304	117,323,403	117,545,365	117,543,792

Earnings per share - basic	$0.06	$0.00	$0.12	$0.23
Earnings per share - diluted	$0.06	$0.00	$0.12	$0.23

(1)

Diluted weighted average number of shares excludes 6,710,958 (2013 – 5,121,020) options and nil (2013 – 329,377) warrants that were anti- dilutive for the three months ended June 30, 2014 and 6,710,958 (2013 – 4,057,945) options and nil (2013 – 329,377) warrants that were anti- dilutive for the six months ended June 30, 2014.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2014	December 31, 2013
Trade receivables	$8,321	$8,974
Value added taxes and other taxes recoverable	8,381	12,437
Other	1,284	634
	$17,986	$22,045

11.	INVENTORIES

	June 30, 2014	December 31, 2013
Finished product - doré and concentrates	$994	$609
Work in process	2,059	5,548
Stockpile	4,956	4,484
Materials and supplies	15,849	15,617
Silver coins and bullion including in-process shipments	376	527
	$24,234	$26,785

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period. During the three and six months ended June 30, 2014, cost of sales includes a $2.5 million (2013 - $nil) write-down on work in process inventory.

12.	OTHER FINANCIAL ASSETS

	June 30, 2014	December 31, 2013
Marketable securities - fair value through profit or loss (a)	$3,388	$3,028
Marketable securities - available for sale (b)	37	349
Derivatives (c)	-	800
	$3,425	$4,177

(a)	Marketable Securities – Fair Value Through Profit or Loss

As at June 30, 2014, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $3.4 million (December 31, 2013 - $3.0 million), which were acquired at a cost of $5.3 million. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three and six months ended June 30, 2014, the Company recognized an unrealized gain of $0.3 million (2013 - loss of $1.4 million) and $0.4 million (2013 – loss of $1.7 million), respectively, related to its FVTPL marketable securities.

(b)	Marketable Securities – Available For Sale

As at June 30, 2014, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $nil (December 31, 2013 - $0.3 million) and adjusted cost of $0.3 million (December 31, 2013 - $0.5 million), net of write-downs. Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the three and six months ended June 30, 2014, management assessed an impairment loss of $0.3 million (three and six months ended June 30, 2013 - $1.0 million) on the Company’s AFS marketable securities.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

12.	OTHER FINANCIAL ASSETS (continued)

(c) Derivatives

At December 31, 2013, the Company carried a long position on silver futures, expiring in March 2014, equivalent to 480,000 ounces of silver at an average price of $19.70. The derivatives asset of $0.8 million at December 31, 2013 reflects a deposit of $1.0 million for the margin requirement to hold the silver futures, net of an unrealized loss of $0.2 million at December 31, 2013. For the three and six months ended June 30, 2014, the Company recorded a gain of $nil (2013 – loss of $4.5 million) and $1.1 million (2013 – loss of $5.3 million), respectively, related to investment in silver futures, recognized in investment and other income during the period.

13.	MINING INTERESTS

The Company’s mining interests are comprised of the following:

	June 30, 2014	December 31, 2013
Producing properties	$300,152	$267,677
Exploration properties (non-depletable)	175,610	180,763
	$475,762	$448,440

Producing properties are allocated as follows:

Producing properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2012	$45,237	$83,777	$-	$48,578	$50,651	$228,243
Additions	13,663	26,598	11,251	8,319	6,906	66,737
Change in decommissioning liabilities	(303)	51	1,821	(88)	459	1,940
Transfer from exploration properties	588	229	18,095	1,419	758	21,089
At December 31, 2013	$59,185	$110,655	$31,167	$58,228	$58,774	$318,009
Additions	5,766	7,570	10,223	5,001	3,513	32,073
Transfer (to) from exploration properties	(588)	-	12,689	246	-	12,347
At June 30, 2014	$64,363	$118,225	$54,079	$63,475	$62,287	$362,429

Accumulated depletion and amortization
At December 31, 2012	$(7,626)	$(8,056)	$-	$(16,039)	$(465)	$(32,186)
Depletion and amortization	(2,659)	(7,171)	(1,224)	(1,665)	(5,427)	(18,146)
At December 31, 2013	$(10,285)	$(15,227)	$(1,224)	$(17,704)	$(5,892)	$(50,332)
Depletion and amortization	(1,577)	(4,730)	(2,413)	(1,228)	(1,997)	(11,945)
At June 30, 2014	$(11,862)	$(19,957)	$(3,637)	$(18,932)	$(7,889)	$(62,277)

Carrying values
At December 31, 2013	$48,900	$95,428	$29,943	$40,524	$52,882	$267,677
At June 30, 2014	$52,501	$98,268	$50,442	$44,543	$54,398	$300,152

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Other	Total
Cost
At December 31, 2012	$3,065	$8,955	$49,221	$19,117	$55,054	$22,955	$18,517	$176,884
Exploration and evaluation expenditures	2,316	3,599	15,827	962	1,263	1,320	759	26,046
Capitalization of borrowing costs	-	-	3,193	-	-	-	-	3,193
Impairment	-	-	-	-	-	-	(4,200)	(4,200)
Change in decommissioning liabilities	-	-	-	-	-	(71)	-	(71)
Transfer to producing properties	(588)	(229)	(18,095)	(1,419)	(758)	-	-	(21,089)
At December 31, 2013	$4,793	$12,325	$50,146	$18,660	$55,559	$24,204	$15,076	$180,763
Exploration and evaluation expenditures	1,780	1,278	870	523	5,671	533	285	10,940
Transfer from (to) producing properties	588	-	(12,689)	(246)	-	-	-	(12,347)
Reclassified as assets held-for-sale	-	-	-	-	-	-	(3,746)	(3,746)
At June 30, 2014	$7,161	$13,603	$38,327	$18,937	$61,230	$24,737	$11,615	$175,610

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 km north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The 100% owned La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 km southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum cumulative payable of $2.5 million. During the three and six months ended June 30, 2014, the Company paid royalties of $0.1 million (2013 - $0.2 million) and $0.2 million (2013 - $0.3 million), respectively. As at June 30, 2014, total royalties paid to date for the Quebradillas NSR is $2.1 million (December 31, 2013 - $1.9 million).

(c)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old underground silver mines, the Perseverancia and San Juan mines, which are approximately one km apart. The Del Toro mine currently consists of a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

	(c)	Del Toro Silver Mine, Zacatecas State (continued)

In 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. If fully exercised, the total purchase price will amount to $3.3 million, of which $1.1 million was paid in 2013, $0.6 million is due in 2014, $1.2 million in 2015 and the remaining balance of $0.4 million due over years 2016 and 2017.

	(d)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the upgraded 1,300 tpd cyanidation plant, mine buildings, offices and related infrastructure are located.

	(e)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 km south west from Mexico City. The mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 500 tpd. The Company owns 100% of the La Guitarra Silver Mine.

In January 2014, the Company entered into two agreements to acquire various adjacent mining concessions, namely El Coloso, Amplicación Los Comales, San Jose, Jessica and Nazareno de Anecas properties. These properties consist of 757 hectares of mineral rights. The total purchase price amount to $5.4 million, of which $5.3 million is settled in common shares of First Majestic and $0.1 million in cash. As at June 30, 2014, the Company has paid the $0.1 million and issued $2.8 million in common shares. The remaining balance of $2.5 million in common shares will be issued in five equal annual payments commencing in September 2014. Costs related to acquisition of these mining concessions were included in exploration and evaluation expenditures during the period.

	(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights on adjacent properties for $1.0 million.

	(g)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilovolt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

	(h)	Jalisco Group of Properties, Jalisco State

The Company owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. In April 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties. The Optionee issued 10 million shares of common stock to the Company and is committed to spend $3 million over the first three years to earn a 50% interest, $5 million over five years to earn a 70% interest and to complete a bankable feasibility study within seven years to obtain a 90% interest. First Majestic will retain a 10% free carried interest and a 2.375% NSR. In April 2014, the Company amended the option agreement, which requires the Optionee to spend $3 million over the first five years to earn a 50% interest, an additional $2 million over seven years to earn a 70% interest, and to earn a 90% interest by completing a bankable feasibility study within nine years. In exchange, the Company received an additional 3 million shares of common stock of the Optionee.

	(i)	Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired its subsidiary, Minera Terra Plata, S.A. de C.V. (“Terra Plata”), and its group of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

On July 1, 2014, First Majestic divested Terra Plata and its group of exploration properties to Sundance Minerals Ltd. (see note 24(a)). Pursuant to this transaction, the group of exploration stage properties held in Terra Plata with carrying value totalling $3.7 million is reclassified as assets held-for-sale.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings(1)	Equipment(2)	Construction	Other	Total
Cost
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082
Additions	13,927	40,576	38,662	4,149	97,314
Transfers and disposals	23,012	28,319	(49,668)	(1,819)	(156)
At December 31, 2013	$83,767	$215,296	$52,212	$9,965	$361,240
Additions	4,321	5,607	6,033	232	16,193
Transfers (3)	17,164	11,972	(29,136)	-	-
At June 30, 2014	$105,252	$232,875	$29,109	$10,197	$377,433

Accumulated depreciation and amortization
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)
Depreciation and amortization	(4,142)	(20,417)	-	(1,572)	(26,131)
Transfers and disposals	1	86	-	-	87
At December 31, 2013	$(13,918)	$(50,879)	$-	$(5,117)	$(69,914)
Depreciation and amortization	(2,577)	(13,364)	-	(889)	(16,830)
At June 30, 2014	$(16,495)	$(64,243)	$-	$(6,006)	$(86,744)

Carrying values
At December 31, 2013	$69,849	$164,417	$52,212	$4,848	$291,326
At June 30, 2014	$88,757	$168,632	$29,109	$4,191	$290,689

(1)	Included in land and buildings is $6.6 million (December 31, 2013 - $6.6 million) of land properties which are not subject to depreciation.
(2)	Included in property, plant and equipment is $52.8 million (December 31, 2013 - $51.5 million) of equipment under finance lease.
(3)

On January 1, 2014, the commissioning of the 1,000 tpd cyanidation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective January 1, 2014.

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Corporate	Total
Cost
At December 31, 2012	$82,067	$78,372	$55,063	$26,687	$10,798	$3,526	$7,569	$264,082
Additions	8,057	7,347	53,135	14,504	7,193	2,775	4,303	97,314
Transfers and disposals	(37)	6,294	(6,322)	(60)	(18)	-	(13)	(156)
At December 31, 2013	$90,087	$92,013	$101,876	$41,131	$17,973	$6,301	$11,859	$361,240
Additions	5,075	1,251	3,686	4,806	553	323	499	16,193
Transfers and disposals	(367)	(29)	63	(30)	363	-	-	-
At June 30, 2014	$94,795	$93,235	$105,625	$45,907	$18,889	$6,624	$12,358	$377,433

Accumulated depreciation and amortization
At December 31, 2012	$(18,553)	$(15,923)	$-	$(6,856)	$(997)	$(96)	$(1,445)	$(43,870)
Depreciation and amortization	(9,305)	(7,656)	(3,859)	(2,753)	(1,377)	(31)	(1,150)	(26,131)
Transfers and disposals	16	8	1	60	2	-	-	87
At December 31, 2013	$(27,842)	$(23,571)	$(3,858)	$(9,549)	$(2,372)	$(127)	$(2,595)	$(69,914)
Depreciation and amortization	(4,745)	(4,066)	(3,984)	(1,795)	(1,514)	(31)	(695)	(16,830)
Transfers and disposals	(137)	48	30	(133)	192	-	-	-
At June 30, 2014	$(32,724)	$(27,589)	$(7,812)	$(11,477)	$(3,694)	$(158)	$(3,290)	$(86,744)

Carrying values
At December 31, 2013	$62,245	$68,442	$98,018	$31,582	$15,601	$6,174	$9,264	$291,326
At June 30, 2014	$62,071	$65,646	$97,813	$34,430	$15,195	$6,466	$9,068	$290,689

15.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2014	December 31, 2013
Trade payables	$15,667	$20,889
Accrued liabilities	17,867	13,645
	$33,534	$34,534

16.	PREPAYMENT FACILITY

In December 2012, the Company entered into a $50.0 million prepayment facility agreement (“Prepayment Facility”). Under the terms of the agreement, the Company received $50.0 million from lender as an advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The Prepayment Facility bears an annual fixed interest rate of 4.344%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at market prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period. Under the Prepayment Facility agreement, the Company is required to limit the aggregate amount of debt below $135.0 million, excluding finance leases, which should also not exceed $75.0 million.

In April 2014, the Company entered into an additional $30.0 million prepayment facility agreement for a portion of the Company’s future lead production. The Company executed this forward sale contract for 15,911.3 metric tonnes of lead at a fixed price of $0.945 per pound ($2,083/mt). The contract term is valid from April 2014 to September 2017, with a six-month repayment holiday from April to September 2014. The repayment terms carry a fixed interest charge of 4.053%.

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

16.	PREPAYMENT FACILITY (continued)

To mitigate potential exposure to future price increases in lead and zinc, the Company entered into an agreement with the same lender to purchase call options on lead and zinc futures (“Call Option”) equivalent to a portion of its production to be delivered under the terms of the Prepayment Facility.

The Prepayment Facility is classified as a FVTPL financial liability and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at effective interest rates of 6.0% to 6.7%. Fair value adjustment gains or losses are recorded as other income. The Call Option is classified as a FVTPL financial asset and is recorded at fair market value, based on its quoted market price. Borrowing costs incurred prior to January 1, 2014 were capitalized as construction costs of the Del Toro mine until commercial production was achieved.

Movements in the Prepayment Facility and Call Option are summarized as follows:

	Three Months Ended	Six Months Ended
	June 30, 2014	June 30, 2014
Opening balance	$40,272	$44,216
Proceeds	30,000	30,000
Repayments, including interest	(3,061)	(6,176)
Gain on fixed price contract	(129)	(282)
Fair value adjustment of remaining repayments, including call options	3,781	2,356
Interest and accretion expense	1,058	1,807
Ending balance	$71,921	$71,921

Remaining repayments
Less than one year		$26,007
More than one year but not more than five years		50,939
Gross value of remaining repayments		76,946
Cumulative mark-to-market adjustment of remaining repayments, including call options		1,861
Adjusted value of remaining repayments		78,807
Less: future finance charges		(6,886)
Fair value at June 30, 2014		$71,921

The Prepayment Facility and the Call Option are subject to an enforceable master netting arrangement in the form of an International Swaps and Derivatives Association (“ISDA”) agreement with the lender. On every predetermined settlement date, the payments and/or receipts are settled between the Company and the lender on a net basis. As such, the fair values of the Prepayment Facility and the Call Option are presented in an offsetting basis as follows:

	At June 30, 2014	At December 31, 2013
Offsetting of financial instruments
Prepayment facility	$72,966	$45,599
Call option	(1,045)	(1,383)
	$71,921	$44,216
Financial statement presentation:
Short-term portion of prepayment facility	$23,010	$17,874
Long-term portion of prepayment facility	48,911	26,342
	$71,921	$44,216

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

17.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 4.8% to 8.0%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	June 30, 2014	December 31, 2013
Less than one year	$15,120	$17,680
More than one year but not more than five years	19,790	21,508
Gross payments	34,910	39,188
Less: future finance charges	(3,284)	(2,898)
Present value of minimum lease payments	$31,626	$36,290
Financial statement presentation:
Current portion of lease obligations	$13,399	$15,993
Lease obligations	18,227	20,297
Present value of minimum lease payments	$31,626	$36,290

18.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

	Shares	Amount
Balance at December 31, 2012	116,756,840	$423,958
Shares issued for exercise of options	280,000	1,089
Shares repurchased and cancelled (Note 18(d))	(215,000)	(782)
Transfer of equity reserve upon exercise of options	-	463
Balance at June 30, 2013	116,821,840	$424,728

Balance at December 31, 2013	117,024,840	$425,707
Shares issued for:
Exercise of options	220,000	938
Acquisition of mining interests (Note 13(e))	293,784	2,820
Shares repurchased and cancelled (Note 18(d))	(40,000)	(146)
Transfer of equity reserve upon exercise of options	-	469
Balance at June 30, 2014	117,498,624	$429,788

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	SHARE CAPITAL (continued)

	(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2014:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
3.70 - 10.00	152,500	3.70	0.46	152,500	3.70	0.46
10.01 - 15.00	3,038,842	10.89	4.10	432,500	12.60	1.57
15.01 - 20.00	1,645,900	16.95	2.48	1,444,650	16.79	2.47
20.01 - 22.45	2,026,216	21.50	3.47	703,735	21.75	3.46
	6,863,458	15.31	3.44	2,733,385	16.67	2.47

As of June 30, 2014, incentive stock options represent 6% (December 31, 2013 – 4%) of issued and outstanding share capital. The aggregate intrinsic value of vested share options (the market value less the exercise value) at June 30, 2014 was $3.5 million (December 31, 2013 - $2.2 million).

The changes in stock options issued during the six months ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	Six Months Ended		Year Ended
	June 30, 2014		December 31, 2013
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	5,208,520	16.85	4,603,520	14.59
Granted	2,094,142	10.53	1,963,075	18.04
Exercised	(220,000)	4.70	(483,000)	3.77
Cancelled or expired	(219,204)	16.82	(875,075)	14.82
Balance, end of the period	6,863,458	15.31	5,208,520	16.85

The weighted average closing share price at date of exercise for the six months ended June 30, 2014 was CAD$10.95 (June 30, 2013 - CAD$17.02) .

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

During the six months ended June 30, 2014, a total of 2,094,142 (2013 – 1,415,000) stock options were granted for an aggregate fair value of CAD$6.2 million (June 30, 2013 – CAD$10.9 million). The weighted average fair value of employee stock options granted during the six months ended June 30, 2014 and the year ended December 31, 2013 were $3.25 and $6.63, respectively, which were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six Months Ended	Year Ended
	June 30, 2014	December 31, 2013
Average risk-free interest rate (%)	1.46	1.31
Expected life (years)	3.38	3.38
Expected volatility (%)	40.60	53.50
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share purchase warrants

The Company had no share purchase warrants outstanding as at June 30, 2014 and December 31, 2013.

(d)	Share repurchase program

In March 2014, the Company received approval from the Toronto Stock Exchange to extend the Company’s share repurchase program to repurchase up to 5,865,931 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the six months ended June 30, 2014, the Company repurchased and cancelled 40,000 (June 30, 2013 – 215,000) shares for a total consideration of $0.4 million (June 30, 2013 - $2.4 million).

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

19.	EQUITY RESERVES

	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013
Share-based payments reserve (a)
Balance at beginning of period	$47,069	$33,612
Share-based payments recognized in profit and loss and related tax benefit	5,326	8,153
Reclassed to share capital for exercise of stock options	(469)	(463)
Balance at end of period	$51,926	$41,302
Available for sale revaluation reserve (b)
Balance at beginning of period	$(218)	$(2,085)
Loss on available for sale marketable securities	(312)	(1,655)
Reclassification of impairment on available for sale investments (Note 12(b))	275	1,000
Balance at end of period	$(255)	$(2,740)
Foreign currency translation reserve (c)
Balance at beginning and end of period	$(308)	$(308)
Total equity reserves per statements of financial position	$51,363	$38,254

(a)

The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $nil (2013 - $0.3 million).

(b)	The available for sale revaluation reserve principally records the fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.
(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. Effective January 1, 2013, all of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

20.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while maximizing growth of its business and returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2013.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings), prepayment facility, lease obligations, net of cash and cash equivalents as follows:

	June 30, 2014	December 31, 2013
Equity	$592,993	$570,745
Prepayment facility	71,921	44,216
Lease obligations	31,626	36,290
Less: cash and cash equivalents	(66,694)	(54,765)
	$629,846	$596,486

In order to facilitate the management of its capital requirements, the Company prepares semi-annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The semi-annual and updated budgets are approved by the Company’s Board of Directors.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(a)	Capital risk management (continued)

The Company’s investment policy is to invest its cash in highly liquid short-term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the Prepayment Facility agreement (see Note 16).

	(b)	Categories of financial instruments

	June 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$66,694	$66,694	$54,765	$54,765
Trade and other receivables	17,986	17,986	22,045	22,045
Fair value through profit or loss
Marketable securities	3,388	3,388	3,028	3,028
Derivatives	-	-	800	800
Available for sale
Marketable securities	37	37	349	349
Total financial assets	$88,105	$88,105	$80,987	$80,987

Financial liabilities
Fair value through profit or loss
Prepayment facility	$71,921	$71,921	$44,216	$44,216
Other financial liabilities
Trade and other payables	33,534	33,534	34,534	34,534
Total financial liabilities	$105,455	$105,455	$78,750	$78,750

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Fair value of financial instruments (continued)

	June 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial assets
Cash equivalents	$-	$2,183	$-	$8,832
Accounts receivable related to concentrate sales (1)	-	7,697	-	7,939
Marketable securities (2)	3,425	-	3,377	-
Derivatives (2)	-	-	800	-
Financial liabilities
Prepayment facility (3)	$(1,045)	$72,966	$(1,383)	$45,599

(1)

Accounts receivable related to concentrate sales are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable related to concentrate sales are marked-to-market based on a quoted forward price for which there exists an active commodity market.

(2)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.
(3)

The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using the forward price curve of the respective metals, discounted at market discount rate. Zinc and lead call options acquired in relation to the prepayment facility are valued based on unadjusted quoted prices for identical assets in an active market obtained from security exchanges.

There were no transfers between levels 1, 2 and 3 during the three and six months ended June 30, 2014 and year ended December 31, 2013.

(d)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2013, except for the following:

	i)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at June 30, 2014, the Company has outstanding trade payables of $15.7 million (December 31, 2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $17.9 million (December 31, 2013 - $13.6 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$33,534	$33,534	$-	$-	$-
Prepayment facility	76,946	26,007	50,939	-	-
Finance lease obligations	34,910	15,120	16,782	3,008	-
Decommissioning liabilities	16,437	-	-	-	16,437
Total Obligations	$161,827	$74,661	$67,721	$3,008	$16,437

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(d)	Financial risk management (continued)

	ii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

			June 30, 2014			December 31, 2013
		Trade and		Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	other	Trade and	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	other payables	exposure	currency	exposure	currency
Canadian dollar	$8,036	$834	$(857)	$8,013	$801	$11,225	$1,123
Mexican peso	5,003	8,585	(22,737)	(9,149)	(915)	(6,784)	(678)
	$13,039	$9,419	$(23,594)	$(1,136)	$(114)	$4,441	$444

iii)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 19% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price (see Note 16). The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc.

As at June 30, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

					June 30, 2014
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$770	$67	$819	$66	$1,722
Metals in doré and concentrates inventory	82	1	18	7	108
Prepayment facility	-	-	(5,386)	(2,266)	(7,652)
	$852	$68	$(4,549)	$(2,193)	$(5,822)

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$6,531	$(111)	$4,058	$(1,022)
Decrease (increase) in inventories	5,202	(7,913)	2,550	(8,243)
Decrease (increase) in prepaid expenses and other	583	432	732	(1,192)
Increase in net taxes payable	6,116	7,264	5,593	5,457
(Decrease) increase in trade and other payables	(2,349)	(4,871)	(682)	1,028
	$16,083	$(5,199)	$12,251	$(3,972)
Non-cash investing and financing activities:
Acquisition of mining interests	-	-	(2,820)	-
Transfer of share-based payments reserve upon exercise of options	195	84	469	463
Capitalization of borrowing costs	-	(813)	-	(1,612)
Assets acquired by finance lease	-	(565)	-	(565)
	$195	$(1,294)	$(2,351)	$(1,714)

22.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at June 30, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

23.	FIRST SILVER LITIGATION

In 2006, the Company acquired a controlling interest in First Silver for $50.8 million (“the Agreement”). The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling $38.1 million were paid in accordance with the Agreement. The final 25% instalment of $12.7 million was not paid to Davila Santos pending a legal action by the Company against Davila Santos and his private company involving a mine in Mexico (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and First Silver commenced an action against Davila Santos (“the Action”). The Company and First Silver alleged, among other things, while holding the positions of director, President and Chief Executive Officer of First Silver at the time of the Agreement, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to First Silver.

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

23.	FIRST SILVER LITIGATION (continued)

The trial of the Action commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of $93.8 million in favour of First Majestic against the defendants. On June 27, 2013, the Company received a sum of $14.1 million, representing monies previously held in trust by Davila Santos’ lawyer, in partial payment of the judgment, leaving an unpaid amount of approximately $79.0 million (CAD$81.5 million). The Supreme Court of British Columbia granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account.

Since June 2013, Davila Santos has pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income (see Note 8) in the current period.

On June 27, 2014, Davila Santos filed an application for leave to appeal to the Supreme Court of Canada. It is of management’s opinion that the defendant will not succeed. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at June 30, 2014, the Company has not accrued any of the remaining $76.3 million (CAD$81.5 million) unpaid judgment in favour of the Company.

24.	SUBSEQUENT EVENTS

Subsequent to June 30, 2014:

a)

On July 1, 2014, First Majestic divested its 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”), a private exploration company, which then agreed to vend 100% of its shares to a TSX Venture Exchange capital pool company. First Majestic received a 34.2% interest in Sundance in the divesture. Terra Plata owns a 100% interest in the Peñasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. Concurrent with the sale of Terra Plata to Sundance, Sundance acquired certain mineral property interests owned by an officer and a director of First Majestic for a 2.8% interest in Sundance. Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance. Following the completion of the proposed transaction, which is anticipated to complete in September 2014, First Majestic expects to distribute its interest in the resulting entity to its shareholders by way of dividend in-kind;

	b)	405,000 options were granted with a weighted average exercise price of CAD$11.32 expiring five years from the grant date;

	c)	10,000 options were exercised for gross proceeds of CAD$37,000; and

	d)	141,500 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,508,624 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 25).

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

25.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three and six months ended June 30, 2014 were approved and authorized for issue by the Board of Directors on August 12, 2014.

Notes Page 23